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May 3, 2019

VIA EDGAR AND E-MAIL

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gannett Co., Inc. (“Gannett”) Definitive Additional Materials on Schedule 14A filed by MNG Enterprises, Inc., et. al. (“MNG”) Filed on April 29, 2019 File No. 001-36874

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 30, 2019 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with MNG and provide the following responses on its behalf. For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

Definitive Additional Soliciting Materials

1.	Please revise your disclosure to explain the statement that you estimate the combined company would have a pro forma leverage of “less than 3.0x.” What do you mean by 3.0x? What is the metric you are referencing?

MNG acknowledges the Staff’s comment and advises the Staff that the statement referenced above (“MNG estimates pro forma leverage would be less than 3.0x”) was responding directly to Gannett’s public statements set forth below.

“The real issue preventing MNG from obtaining financing is that the pro forma gross leverage of the combined company would be more than 4.0x 2018 EBITDA (or more than 4.5x 2018 EBITDA including pensions) – a leverage level that approaches Gannett’s distressed peers.” – Gannett press release dated April 25, 2019

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May 3, 2019

“MNG claims that Gannett’s current leverage of 0.8x 2018 EBITDA poses ‘capital structure risk’… but how then can it justify pro forma leverage of at least 4.0x 2018 EBITDA?” – Gannett investor presentation dated April 24, 2019

Gannett’s statements, and its pro forma leverage ratio calculation of “at least 4.0x”, are based on Gannett’s assumption of “MNG financeable 2018 EBITDA contribution of $100 million” without an apparent reasonable factual basis and without accounting for any potential synergies in connection with MNG’s acquisition of Gannett.

MNG advises the Staff that the “less than 3.0x” in MNG’s statement referenced above is referring to MNG’s estimated pro forma leverage ratio following completion of its acquisition of Gannett, which is calculated by dividing (x) total debt of the combined business at closing, by (y) 2018 adjusted EBITDA of the combined business (including estimated total synergies the combined company can achieve on a run-rate basis during the first twelve months of operations). In MNG’s future soliciting materials including statements with respect to MNG’s estimated pro forma leverage ratio following completion of its acquisition of Gannett, MNG intends to include clarifying disclosure regarding the metric being used and how it is calculated.

2.	On a related note, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Provide support for your statement that the combined company would have a pro forma leverage of “less than 3.0x.”

MNG acknowledges the Staff’s comment and provides the following support for its disclosure referenced above.

MNG calculates its estimated pro forma leverage ratio following completion of its acquisition of Gannett as ~2.9x. This is calculated by dividing (x) total debt of the combined business at closing, which MNG estimates to be ~$1.725 billion, by (y) 2018 adjusted EBITDA of the combined business (including estimated total synergies the combined company can achieve on a run-rate basis during the first twelve months of operations), which MNG estimates to be ~$600 million.

3.	Please provide us support for your disclosure that Oaktree and “multiple other lenders … submitted term sheets express[ing] significant interest in participating in the financing.”

MNG acknowledges the Staff’s comment and provides the following support for its disclosure referenced above.

May 3, 2019

MNG and its advisors engaged in discussions with multiple potential lenders regarding financing MNG’s proposal to acquire Gannett for $12 per share in cash. In addition to Oaktree Capital Management, L.P., which sent MNG the highly-confident letter that MNG sent to the Gannett board of directors, two other potential lenders submitted term sheets to MNG and another potential lender submitted a preliminary indication of interest to MNG. Each of these parties expressed significant interest in participating in the financing of MNG’s proposal to acquire Gannett for $12 per share in cash.

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The Staff is invited to contact the undersigned with any further comments or questions it may have. Thank you for your assistance.

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman